TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	344,846
Cash segregated under federal and other regulations (note 2)		405,051
Securities inventory, in process of delivery to customers		337
Securities inventory, at fair value (note 4)		2,281
Investment in Depository Trust Clearing Corporation		33,182
DTCC Deposit		10,000
Prepaid expenses		14,296
Total assets	$	809,993

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables to customers	$	27,005
Accounts payable and accrued expenses		9,500
Subordinated loan payable, related entity (note 9)		200,000
Total liabilities		236,505
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding		106,640
Additional paid in capital		30,050
Retained earnings		436,798
Total stockholders' equity		573,488
Total liabilities and stockholders' equity	$	809,993